Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended December 31, 2020 and 2019

(RMB and US$ amounts expressed in thousands, except per share data)

	Second Half of 2020		Second Half of 2019
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	10,622,223	1,627,952	8,991,130	1,377,972
Cost of sales	(8,910,562)	(1,365,624)	(7,359,470)	(1,127,905)
Gross profit	1,711,661	262,328	1,631,660	250,067
Other operating income, net	273,265	41,880	195,732	29,998
Research and development costs	(413,491)	(63,371)	(309,792)	(47,478)
Selling, general and administrative costs	(1,002,622)	(153,662)	(1,020,964)	(156,472)
Operating profit	568,813	87,175	496,636	76,115
Finance costs	(87,996)	(13,486)	(74,153)	(11,365)
Share of results of associates and joint ventures	(64,514)	(9,887)	11,695	1,792
Profit before tax	416,303	63,802	434,178	66,542
Income tax expense	(69,925)	(10,717)	(56,374)	(8,640)
Profit for the period	346,378	53,085	377,804	57,902
Attributable to:
Equity holders of the parent	243,173	37,268	259,906	39,833
Non-controlling interests	103,205	15,817	117,898	18,069
	346,378	53,085	377,804	57,902
Net earnings per common share
- Basic	5.95	0.91	6.36	0.97
- Diluted	5.95	0.91	6.36	0.97
Unit sales	217,138		164,789

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2020 and 2019

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2020		December 31, 2019
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	20,581,170	3,154,251	18,016,085	2,761,128
Cost of sales	(17,391,599)	(2,665,420)	(14,910,244)	(2,285,130)
Gross profit	3,189,571	488,831	3,105,841	475,998
Other operating income, net	378,947	58,077	338,486	51,876
Research and development costs	(626,478)	(96,013)	(492,204)	(75,435)
Selling, general and administrative costs	(1,760,036)	(269,742)	(1,806,042)	(276,792)
Operating profit	1,182,004	181,153	1,146,081	175,647
Finance costs	(151,170)	(23,168)	(131,796)	(20,199)
Share of results of associates and joint ventures	(58,970)	(9,038)	19,034	2,917
Profit before tax	971,864	148,947	1,033,319	158,365
Income tax expense	(192,538)	(29,508)	(172,619)	(26,455)
Profit for the period	779,326	119,439	860,700	131,910
Attributable to:
Equity holders of the parent	548,903	84,125	604,914	92,709
Non-controlling interests	230,423	35,314	255,786	39,201
	779,326	119,439	860,700	131,910
Net earnings per common share
- Basic	13.43	2.06	14.81	2.27
- Diluted	13.43	2.06	14.81	2.27
Unit sales	430,320		376,148

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the years ended December 31, 2020 and December 31, 2019

(RMB and US$ amounts expressed in thousands)

	December 31, 2020 (Unaudited)		December 31, 2019 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	6,447,537	988,143	6,390,918
Trade and bills receivables	8,093,318	1,240,374	7,816,152
Inventories	4,471,195	685,251	2,824,137
Trade and bills payables	7,460,533	1,143,394	6,197,869
Short-term and long-term loans and borrowings	2,230,000	341,768	2,055,046
Equity attributable to equity holders of the parent	9,014,624	1,381,573	8,767,529